Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

February 22, 2016

FILED VIA EDGAR

Mr. Tony Burak
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Ultimus Managers Trust (the "Trust")
File Nos. 811-22680; 333-180308
Response to Staff's Comments on Forms N-CSR and N-1A

Dear Mr. Burak:

Set forth below are the Trust's responses to oral comments provided by the Division of Investment Management's staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on January 28, 2016, on the Trust's annual shareholder reports on Form N-CSR and its registration statement on Form N-1A, each as filed in the calendar year 2015. For your convenience, the Staff's comments are below in italics, followed by the Trust's response.

FORM N-CSR COMMENTS

Wavelength Interest Rate Neutral Fund (the "Wavelength Fund")

COMMENT 1:	Per Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A, in the Management Discussion of Fund Performance on page 9, please base the line graph on the Wavelength Fund's minimum initial investment. Please apply this instruction to any other fund with a minimum investment over $10,000.

RESPONSE:	The Trust will make the requested change in subsequent shareholder reports.

COMMENT 2:	In the Statement of Assets and Liabilities on page 9, please describe the "Payable to Adviser" liability.

RESPONSE:	For the month ended May 31, 2015, the Fund owed the adviser net advisory fees, after the gross amount was netted with the waiver for that month.

Barrow Value Opportunities Fund and Barrow Long/Short Opportunity Fund

COMMENT 3:	In the Statement of Changes in Net Assets on page 50 for the Barrow Value Opportunities Fund (the "Barrow Value Fund"), please note that the "Undistributed net investment income" should apply to the "Accumulated undistributed net realized gains (losses) from security transactions".

RESPONSE:	The Trust will make the requested change in subsequent shareholder reports.

COMMENT 4:	In the Notes to Financial Statements for the Barrow Value Fund and Barrow Long/Short Opportunity Fund (the "Barrow L/S Fund", and collectively with the Barrow Value Fund, the "Barrow Funds"), Note 2 Significant Accounting Policies – Securities Valuation, says that the Barrow Funds "value their listed securities on the basis of the security's last sale price on the security's principal exchange, if available, otherwise at the exchange's most recently quoted bid price." For the Barrow L/S Fund, please state how the Fund will value security's sold short when there is no last-sale price. Please confirm that if there is no last-sale price for a short position, the Barrow L/S Fund will not use the most recent bid price to value the security.

RESPONSE:	The Trust is changing its policy for valuing securities sold short so that when there is no last-sale price, the mean of the closing bid and ask prices is used for that security. The Trust will update its disclosure in subsequent shareholder reports to reflect this amended policy. The Trust confirms that if there is no last-sale price for a short position, then it will not use the most recent bid price to value the security.

Cincinnati Asset Management Funds: Broad Market Strategic Income Fund

COMMENT 5:	In the Notes to Financial Statements, in Note 4 – Transactions with Related Parties, please disclose whether the investment adviser may recoup any waived fees or reimbursed expenses under the fund's expense limitation agreement.

RESPONSE:	Although the adviser could recoup any waived fees or reimbursed expenses under the fund's expense limitation agreement, the Trust has not included this disclosure for this fund because it would be impossible for the adviser to recoup any fees or expenses under the current expense structure of 0.75% for advisory fees and an expense cap of 0.65%. Should this expense structure change, the Trust confirms that it will include appropriate disclosure in the annual report.

Lyrical U.S. Hedged Value Fund

COMMENT 6:	In the Financial Highlights on page 23, Footnote F is a de minimis amount, please consider deleting it since it is less than 0.01%.

RESPONSE:	The Trust will make the requested change in subsequent shareholder reports.

FORM N-1A COMMENTS

Blue Current Global Dividend Fund

COMMENT 7:	In the Fee Example on page 3 of the prospectus, the Fee Table shows a net expenses ratio of 1.50% for the Investor Class, but the Fee Example is based on 1.25% for Year 1 and the first two years of Year 3 and 5. Please update the Fee Example to reflect the Investor Class' estimated Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements.

RESPONSE:	The Trust notes that the Investor Class is not currently offered to any investors. Prior to offering such class to potential investors, the Trust will make the requested change.

Lyrical U.S. Equity Value Fund and Lyrical U.S. Hedged Value Fund

COMMENT 8:	The website contained in the prospectus (www.lyricalam.com) appears to direct the investor to the adviser's website. Please confirm that the link in the prospectus will connect investors to the funds' website.

RESPONSE:	The Trust will update the prospectus to direct the investor to the Lyrical Funds' websites: http://lyricalvaluefunds.com/liquidalternative and http://lyricalvaluefunds.com/.

Wavelength Interest Rate Neutral Fund

COMMENT 9:	The website contained in the prospectus (www.wavelengthfunds.com) appears to direct the investor to the adviser's website. Please confirm that the link in the prospectus will connect investors to the fund's website.

RESPONSE:	Wavelength Capital Management, LLC, the adviser to the Wavelength Fund, does not manage any accounts other than the fund. Since the only business activity of the adviser is management of the Wavelength Fund, there is no distinction between the fund site and adviser site. The Trust and its Chief Compliance Officer confirm that the contents of the entire website, including any updates, are filed with the Financial Industry Regulatory Authority for its review.

We acknowledge that:

•	it is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•
Commission or staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. If you have any questions please contact Ms. Jennifer Leamer at (513) 346-4176 or Mr. Bo Howell at (513) 587-3454.

Very truly yours,

/s/ Jennifer L. Leamer	/s/ Bo J. Howell
Jennifer L. Leamer Treasurer	Bo J. Howell Secretary

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